

January 31, 2011

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, NC 28210

> **Re: Swisher Hygiene Inc.**
> **Form 10**
> **Filed November 9, 2010**
> **File No. 000-54174**

Dear Mr. Berrard:

We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael Francis, Esq.
       Akerman Senterfitt
       Via Facsimile: (305) 374-5095